Exhibit 4.2

[TRANSLATION]

SHARE TRANSFER AGREEMENT

August 15, 2003

Transferors:	Yanzhou Mining Group* Nantun Coal Mining Labour Service Company

Nantun Coal Mining Labour Union

Peng Yongchen and 44 Other Natural Person Shareholders

Transferee A:	Yanzhou Coal Mining Company Limited

Transferee B:	Shandong Chuangye Investment & Development Co., Ltd.

WHEREAS:

1.	Zoucheng Nanmei Shipping Co., Ltd. (“Nanmei Shipping”) is a limited company established on 1 September 1994 and lawfully existing under the laws of China, with its registered address at Nantun, Beisu Town, Zoucheng Municipality, Shandong Province;

2.	The Transferors lawfully hold all the shares in Nanmei Shipping, as follows: Nantun Coal Mining Labour Service Company holds 4,430,000 shares; the Nantun Coal Mining Labour Union holds 100,000 shares; Zhang Minglin holds 35,000 shares; Yan Jitai, Hou Shigong, Ni Xinghua, Peng Yongchen, Yu Zhongxian and Zhang Minghui each hold 33,000 shares; Liu Yonghui, Fan Deyan, Liu Zhengsheng and Han Xuhong each hold 30,000 shares; Xu Shankuan, Gao Yongkuan and Liu Xukun each hold 27,000 shares; Wang Lijun, Zou Xingye and Wang Changqin each hold 25,000 shares; Feng Zengqiang, Liang Qiang, Zhang Shanyan, Wang Qiaomei, Zhang Jinli, Liang Zhanqun, Guo Muliang, Zhao Zengyu, Yang Gaotong, Dong Haichan, Liu Zhengkun and Zhang Guangwen each hold 20,000 shares; Liu Wencheng holds 18,000 shares; Han Jifang, Liang Chunhua and Xie Peizhe each hold 17,000 shares; Han Changjun, Cao Chunping, Gao Xiuzhi, Tian Libin and Wang Yongzhi each hold 15,000 shares; Li Xindong holds 14,000 shares; Zhou Ensheng holds 13,500 shares; and Zhao Xiuzhen, Qin Xianbao, Zhang Guanghua, Feng Guangquan and Hu Zuobo each hold 11,000 shares.

3.	The Transferors are willing to transfer the shares lawfully held by them in Nanmei Shipping to Transferees A and B.

NOW, THEREFORE, the Parties have reached the following agreement on the transfer of the shares in accordance with the relevant provisions of laws and the fundamental principles of equality, mutual benefit, good faith and consideration of equal value.

CHAPTER 1. DEFINITIONS AND INTERPRETATION

Unless particularly stated otherwise, the following terms as used herein shall have the meanings attributed to them below:

1.1	Transferors: all the shareholders of the Company as of the date hereof, unless specifically stated otherwise; however, each shareholder shall severally enjoy and bear the Transferors’ rights and obligations hereunder and shall not assume any joint liability.

1.2	Transferees: Transferee A and Transferee B, unless specifically stated otherwise.

1.3	Appraisal Reference Date: 31 December 2002.

1.4	Execution Date: the date of execution hereof.

1.5	Closing: the transfer of the title to the equity held by the Transferors to the Transferees as stipulated herein, subject to the fulfillment of all relevant conditions.

1.6	Closing Date: the date of lawful and valid completion of the Closing.

1.7	Losses: includes direct losses and those indirect losses and anticipated profits, etc. which are or should be foreseen by the Parties on the date hereof.

CHAPTER 2. TRANSFER

2.1	Equity Transfer

2.1.1	The Transferors agree to transfer the equity held by them to the Transferees on the terms and in the manner stipulated in this Agreement, and confirm that they will do so. The Transferees agree to acquire the equity on the terms and in the manner stipulated in this Agreement, and confirm that they will do so.

Of the Transferors, Nantun Coal Mining Labour Service Company will transfer 4,400,000 of the shares held by it to Transferee A; and Nantun Coal Mining Labour Service Company will transfer 30,000 of the shares held by it; the Nantun Coal Mining Labour Union will transfer the 100,000 shares held by it; Zhang Minglin will transfer the 35,000 shares held by him/her; Yan Jitai, Hou Shigong, Ni Xinghua, Peng Yongchen and Yu Zhongxian will each transfer the 33,000 shares held by each of them; Liu Yonghui, Fan Deyan, Liu Zhengsheng and Han Xuhong will each transfer the 30,000 shares held by each of them; Xu Shankuan, Gao Yongkuan and Liu Xukun will each transfer the 27,000 shares held by each of them; Wang Lijun, Zou Xingye and Wang Changqin will each transfer the 25,000 shares held by each of them; Feng Zengqiang, Liang Qiang, Zhang Shanyan, Wang Qiaomei, Zhang Jinli, Liang Zhanqun, Guo Muliang, Zhao Zengyu, Yang Gaotong, Dong Haichan, Liu Zhengkun and Zhang Guangwen will each transfer the 20,000 shares held by each of them; Liu Wencheng will transfer the 18,000 shares held by him/her; Han Jifang, Liang Chunhua and Xie Peizhe will each transfer the 17,000 shares held by each of them; Han Changjun, Cao Chunping, Gao Xiuzhi, Tian Libin and Wang Yongzhi will each transfer the 15,000 shares held by each of them; Li Xindong will transfer the 14,000 shares held by him/her; Zhou Ensheng will transfer the 13,500 shares held by him/her; and Qin Xianbao, Zhang Guanghua, Feng Guangquan and Hu Zuobo will each transfer the 11,000 shares held by each of them to Transferee B.

2.1.2	The Transferors and the Transferees confirm and agree that all rights and obligations vis-à-vis Nanmei Shipping to be enjoyed and borne by virtue of ownership of the equity shall be enjoyed and borne by the Transferees as from the date on which the equity is lawfully and validly transferred to the Transferees on the Closing Date. The rights and obligations under the equity will be determined in accordance with the relevant provisions of the Company Law of the People’s Republic of China and the articles of association of Nanmei Shipping.

2.1.3	The Transferors and the Transferees confirm and agree that the phrase “rights and obligations under the equity” means only those rights and obligations which are enjoyed and borne by the Transferees as shareholders of the Company after they have lawfully and validly become owners of the equity, and that the Transferees have no obligation to assume any commitments made by the Transferors, or any obligations or restrictive conditions incurred or existing, other than those matters which have been disclosed in writing to the Transferees by the Transferors in a clear, full, complete and accurate manner, without omissions or misleading statements, and expressly confirmed and agreed to in writing by the Transferees prior to the Closing Date, no matter whether the holder of rights under any such commitment, obligation or condition is Nanmei Shipping, another sponsor, a private investor or any other person.

2.2	Transfer Price and Payment Thereof

2.2.1	The Transferors and the Transferees confirm and agree that the equity transfer price shall be calculated on the basis of a net asset value of RMB¥2.31 per share, as recognized in the accounting statements of Nanmei Shipping as at 31 December 2002, i.e. the equity shall be lawfully transferred to the Transferees at a price of RMB¥2.31 per share.

2.2.2	The two Parties agree that payment shall be made and ownership of the equity shall be transferred in the following manner:

2.2.2.1	Within 25 working days of the date hereof, the Transferees will pay the full price to Nantun Coal Mining Labour Service Company.

2.2.2.2	Within five working of its receipt of the payment, Nantun Coal Mining Labour Service Company will make full payment to the other Transferors of the amounts receivable by them, and the Transferees shall have no obligation to become involved in any form of dispute arising therefrom.

2.2.2.3	Within 25 working days after their receipt of the said payment, the Transferors shall carry out the equity transfer procedures jointly with the Transferees.

2.2.3	If the net asset value per share of Nanmei Shipping changes by more than 10 percent between the Appraisal Reference Date and the Closing Date, the Transferors or the Transferees may carry out an audit in respect of the relevant circumstances and re-determine the transfer price of the shares which are the subject matter hereof based on the result of such audit.

CHAPTER 3. WARRANTIES AND UNDERTAKINGS

3.1	Warranties and Undertakings of the Transferors

3.1.1	The Transferors warrant that Nanmei Shipping is a limited company that has been lawfully and validly established and is validly existing. The Transferors warrant that they are the legal owners of the equity to be transferred, that the equity is not encumbered by any security, pledge or other restrictive obligation, and that there are no legal impediments to the transfer of the equity.

3.1.2	The Transferors warrant that they have the legal right to execute and fully perform this Agreement and that they have lawfully obtained any approvals, consents, authorizations and permissions necessary for their execution and full performance of this Agreement.

3.1.3	The Transferors warrant that the transfer is lawful and that they will assist with handling the changes in respect of the equity, such as the passing of the equity, closing, etc. The Transferors guarantee that Nanmei Shipping can actively carry out the relevant work following the execution hereof, so as to ensure that the relevant stipulations hereof are implemented in a timely and accurate manner, including but not limited to the provision of relevant legal documents to the Transferees and the issuance of relevant documents, etc.

3.1.4	The Transferors warrant that they will not sell, assign or pledge the equity to be transferred, or dispose of the same, to or in favour of any third party after the execution hereof.

3.1.5	The Transferors warrant that they will assume an obligation of confidentiality in respect of all data and information involved in this equity transfer, unless required otherwise by laws, statutes or rules.

3.2	Representations and Warranties of the Transferees

3.2.1	The Transferees warrant that they are companies established and validly existing under Chinese law, that they passed each annual inspection of their registrations and that they have not committed any materials violations of the law.

3.2.2	The Transferees warrant that they have the legal right to execute and fully perform this Agreement and that, except as otherwise stipulated in this Agreement, they have lawfully obtained any approvals, consents, authorizations and permissions necessary for their execution and full performance of this Agreement.

3.2.3	The Transferees warrant they will cooperate with the handling of changes in respect of the equity, such as the passing of the equity, the transfer of title, etc.

3.2.4	The Transferees warrant that they will adopt all reasonable measures and business strategies to enable Nanmei Shipping to carry on production and business in a normal manner after the Closing Date, including but not limited to the establishment and improvement of a modern corporate governance system for the Company and the provision of significant support measures and assistance according to law.

3.2.5	The Transferees warrant that there are no major violations of the law or legal impediments that would affect the execution or change the original intent of this Agreement and that have not been disclosed to the other Party.

3.2.6	The Transferees warrant that, after the execution hereof, they will not abandon the acquisition of the equity without cause and will not assign their rights and obligations hereunder to any third party; however, this restriction does not apply to assignments after the transfer of title to the equity.

3.2.7	The Transferees warrant that they will assume an obligation of confidentiality in respect of all data and information involved in this equity transfer, unless required otherwise by laws, statutes or rules.

CHAPTER 4. TAXES AND FEES

Taxes and fees payable in respect of this equity transfer pursuant to state laws, statutes or regulations, such as examination and approval fees, title transfer fees, etc., shall be handled in accordance with the provisions of the law, if the law contains clear provisions therefor. The Transferors and the Transferees shall each bear 50 percent of those of the said taxes and fees for which the law contains no clear provisions.

CHAPTER 5. LIABILITY FOR BREACH OF CONTRACT

5.1	Non-performance or incomplete performance of this Agreement, or performance of this Agreement other than on the conditions and in the manner stipulated herein, shall constitute a breach of contract and require the Party in breach to assume liability for breach of contract vis-à-vis the innocent Party. If both Parties are in breach, each Party’s respective liability for breach of contract shall be clearly distinguished.

5.2	If either Party breaches or fails to perform any of its obligations, representations, warranties or undertakings hereunder, it shall be in breach of contract and pay damages to the innocent Party.

5.3	If the Transferees fail to pay to the transfer price on time and in full in accordance with this Agreement, they shall be in breach hereof and, in addition to continuing to pay the transfer price, shall pay to the Transferors liquidated damages calculated according to the following equation:

[Liquidated damages = (annual interest rate on short-term loans set by the People’s Bank of China + 2.0%) ÷ 365 × overdue amount × number of days overdue.]

CHAPTER 6. AMENDMENT AND TERMINATION OF THE AGREEMENT

6.1	This Agreement shall be terminated in any of the following circumstances:

6.1.1	if the Transferors and the Transferees so agree;

6.1.2	if the Parties are unable to realize the objective of the Contract due to an event of force majeure; or

6.1.3	other circumstances provided for in laws.

6.2	The performance of this Agreement shall terminate as soon as it is terminated pursuant to the preceding paragraph. Relevant matters following the termination hereof shall be separately discussed between the Transferors and the Transferees.

6.3	The termination hereof due to a breach of contract shall not prejudice the innocent’s Party’s right to claim damages.

6.4	This Agreement may be amended if the Transferors and the Transferees so agree after consultations or in the event that another statutory cause arises.

Any amendment hereto shall be made in writing and become effective only after execution by the Parties’ legal representatives or representatives authorized in writing thereby.

The persons designated by the Parties to handle the performance of this Agreement shall have no authority to execute any legal document amending part or all of this Agreement, unless they have again obtained independent written authorization from the relevant legal representatives.

CHAPTER 7. RESOLUTION OF DISPUTES

Any dispute or controversy arising from or relating to this Agreement shall in the first instance be resolved through friendly consultations between the Transferors and the Transferees. If consultations are unsuccessful, either Party may institute proceedings with the People’s Court of the place where the plaintiff is located.

CHAPTER 8. ENTRY INTO EFFECT OF THE AGREEMENT

8.1	This Agreement shall become effective after it has been signed and sealed by the Parties’ legal representatives and the shareholders, in person or through representatives authorized in writing.

8.2	Any matters not covered herein shall be resolved through consultations between the Parties in accordance with the principle of fairness, whereupon the Parties shall enter into a supplementary agreement. Such supplementary agreement shall have the same legal validity and effect as this Agreement.

8.3	Any valid amendment to this Agreement shall be agreed upon by the Parties through consultations and be made in writing.

8.4	The entire text of this Agreement, save and except the signatures and the date, is printed.

CHAPTER 9. OTHER MATTERS

9.1	The headings in this Agreement are added for convenience only and may not be otherwise construed with the objective of affecting the content of the Agreement. The Schedules attached hereto are integral parts hereof.

9.2	This Agreement is made in nine original copies, of which the Transferors, Transferee A and Transferee B shall each hold three copies. All of the said originals shall have equal legal validity and effect.

Signatures:

Transferors (Representatives):

Transferee A: (sealed and signed)

Transferee B: (sealed and sealed)

*	The phrase “Yanzhou Mining Group” was added to the Chinese text by hand.

[TRANSLATION]

SHARE TRANSFER AGREEMENT

Party A: Yanzhou Coal Mining Co., Ltd.

Party B: Shandong Chuangye Investment & Development Co., Ltd.

Following friendly consultations, Parties A and B have reached the following agreement on matters concerning the transfer of equity in Shandong Yanmei Shipping Co., Ltd.

1.	Party B agrees to transfer a 12 percent equity interest in Shandong Yanmei Shipping Co., Ltd. to Party A according to law.

2.	Party A agrees to acquire all of the above-mentioned equity interest to be transferred by Party B.

3.	Party A shall pay the entire equity transfer price in one lump sum following the entry into effect of the Agreement.

4.	Party B undertakes that it will cooperate with Party A in the carrying out of the procedures for change of registration in connection with the equity transfer. All of the costs associated therewith shall be borne by Party A.

5.	This Agreement shall become effective and commence to be performed as from the date of its execution by the Parties.

6.	The place of performance of this Agreement shall be Jinan, Shandong. The Parties enter into this Agreement in Jinan, Shandong.

7.	All disputes arising from the performance of or in connection with this Agreement shall be resolved through consultations between the Parties. If consultations are unsuccessful, proceedings may be instituted with a People’s Court in accordance with the relevant legal procedures.

8.	This Agreement is made in four copies, of which the Parties shall each hold one and the remaining copies shall be used for registration with the administration for industry and commerce and filed for the record.

Party A	Party B

(signature)	(signed) Jiang Jin

December 30, 2003